	KUTAK ROCK LLP THE OMAHA BUILDING 1650 FARNAM STREET OMAHA, NEBRASKA 68102-2186 402-346-6000 FACSIMILE 402-346-1148 www.kutakrock.com April 26, 2018	ATLANTA CHICAGO DENVER FAYETTEVILLE IRVINE KANSAS CITY LITTLE ROCK LOS ANGELES MINNEAPOLIS PHILADELPHIA RICHMOND ROGERS SCOTTSDALE SPOKANE WASHINGTON, D.C. WICHITA
MARK A. ELLIS mark.ellis@kutakrock.com (402) 231-8744

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549-0306

Attention: Kalya Roberts

Re:	First National Master Note Trust
Form 10-K for Fiscal Year Ended December 31, 2017
Filed March 29, 2018
File No. 333-140273-01

Ladies and Gentlemen:

On behalf of First National Master Note Trust Funding LLC (the “Registrant”), set forth below is the Registrant’s response to the comment (included below for ease of reference) on the Registrant’s above-captioned Form 10-K contained in the Staff’s letter to Mr. Timothy D. Hart, dated April 24, 2018. The response is numbered to correspond to the number on the Staff’s comment in its letter.

Exhibit 34.1

1.	We note that the Independent Registered Public Accounting Firm Attestation Report prepared by Deloitte & Touche LLP lists Items 1122(d)(4)(xi), 1122(d)(4)(xii), and Item 1122(d)(4)(xiii) as inapplicable servicing criteria. The corresponding Report on Assessment of Compliance with Servicing Criteria filed by First National Bank of Omaha as Exhibit 33.1 does not indicate that these servicing criteria were inapplicable to the Platform for the subject reporting period. Please revise as necessary to reconcile these reports.

Response: The Registrant will file an amendment to the above-captioned Form 10-K that will: (i) amend Exhibit 33.1, the Report on Assessment of Compliance with Servicing Criteria filed by First National Bank of Omaha, to indicate that Items 1122(d)(4)(xi), 1122(d)(4)(xii) and 1122(d)(4)(xiii) are inapplicable servicing criteria; and (ii) add an Explanatory Note to indicate that the Form 10-K is being amended to add such Items to Exhibit 33.1 as inapplicable servicing criteria.

KUTAK ROCK LLP

Securities and Exchange Commission

April 26, 2018

In responding to the Staff’s comments with respect to the Form 10-K, the Registrant has authorized us to acknowledge on their behalf, and we hereby acknowledge, that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We trust that the foregoing adequately responds to the Staff’s comments with respect to the Form 10-K. Please feel free to contact me at (402) 231-8744 or mark.ellis@kutakrock.com if you need anything further in connection with this matter.

Sincerely,

/s/ Mark A. Ellis

Mark A. Ellis

cc:	Ms. Lori Niemeyer
Dianne Pierson, Esq.